                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                                      Registration No. 333-80851


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 12, 1999)

                          -----------------------------

                              PROSPECTUS SUPPLEMENT

                          -----------------------------


                          VERITAS SOFTWARE CORPORATION


                                1,868,480 SHARES

                                  COMMON STOCK

                          -----------------------------

        This prospectus supplement relates to the offering of VERITAS Software Corporation common stock in exchange for exchangeable shares of TeleBackup Exchangeco, Inc., as described on pages 91 to 93 of the prospectus dated August 12, 1999, as supplemented April 27, 2000, May 15, 2000, July 19, 2000, October 13, 2000, November 14, 2000, November 20, 2000, December 12, 2000, January 25,
2001 and April 2, 2001 (the "Prospectus"), to which this prospectus supplement is attached.

        This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. All capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the Prospectus.

                          -----------------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this prospectus supplement is April 25, 2001.



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

CHANGE IN CERTIFYING ACCOUNTANT

    (a) Previous Independent Accountants.

        (i) On April 23, 2001, VERITAS Software Corporation (the "Company") dismissed Ernst & Young LLP as the principal accountant to audit the Company's financial statements for the year ending December 31, 2001. The Company, however, plans to continue to retain Ernst & Young LLP for tax-related services.

        (ii) The reports of Ernst & Young LLP on the financial statements of the Company for each of the past two fiscal years, the fiscal years ended December 31, 1999 and 2000, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        (iii) The decision to change accountants was recommended by the Audit Committee of the Board of Directors of the Company on April 17, 2001.

        (iv) The decision to change accountants was approved by the Company's Board of Directors on April 17, 2001.

        (v) During the Company's two most recent fiscal years and through April 23, 2001, the Company has had no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young LLP would have caused it to make reference to the subject matter of any such disagreement in its report on the financial statements of the Company for such years.

        (vi) During the Company's two most recent fiscal years and through April 23, 2001, the Company has had no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

        (vii) The Company has requested that Ernst & Young LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of such letter is filed as
Exhibit 16.1 to the Form 8-K filed by the Company on or about the date hereof.

    (b) Engagement of New Accountants.

        (i) On April 23, 2001, the registrant engaged KPMG LLP, the U.S. member firm of KPMG International, as its new principal accountant to audit the Company's financial statements.

        (ii) Prior to the engagement of KPMG LLP, the Company (or someone on behalf of the Company) had not consulted with KPMG LLP during its two most recent fiscal years and through the date of this report in any matter regarding:
(A) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither was a written report provided to the Company nor was oral advice provided that KPMG LLP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (B) the subject of any disagreement or reportable event described in Paragraph (a)(v) and (vi) above.

FINANCIAL RESULTS

        On April 17, 2001, the Company announced financial results for the first quarter ended March 31, 2001. The Company achieved first quarter revenue of $387 million, an increase of 58% over last year's first quarter revenue of $245 million. Pro forma net income, excluding purchase accounting adjustments, increased to $87 million in the first quarter from $52 million for the same period in the prior year, a 68% increase. Diluted pro forma net income per share for the first quarter was $0.21, up 75% from $0.12 for the same period last year.

        For the first quarter, on an as-reported basis with purchase accounting adjustments for acquisitions, the Company reported a net loss of $156 million, or $0.40 per share, compared with a net loss of $174 million, or $0.44 per share for the prior period. Purchase accounting amortization amounted to $237 million in the current quarter and $235 million in last year's first quarter.

        Gary Bloom, the Company's chief executive officer and president, indicated that: "Going forward, we believe our prior guidance of 45-50% annual revenue growth continues to be an attainable goal, but the weakness in the economic environment is leading us to broaden our revenue guidance range by reducing the low end of the range to 35%, setting the new range at 35-50% growth for the year."

        The Company added an additional financial table to its earnings release:
"Pro forma Statements of Operations." These pro forma statements are intended to present the Company's operating results excluding purchase accounting adjustments.

        This prospectus supplement may include estimates and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the risk that we may not gain market acceptance of our products and services, the risk that we will not be able to maintain the quality of our end-user customer and partnering relationships, and the risk that will not be able to manage our business effectively, that could cause the actual results we achieve to differ materially from such forward-looking statements. For more information regarding potential risks, see the "Factors That May Affect Future Results" section of our most recent report on Form 10-K on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

                          VERITAS SOFTWARE CORPORATION
                       PRO FORMA STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                       THREE MONTHS ENDED
                                                            MARCH 31,
                                                    -------------------------
                                                      2001            2000
                                                    ---------       ---------
NET REVENUE:
  User license fees                                 $ 309,017       $ 204,316
  Services                                             78,424          40,324
                                                    ---------       ---------
     TOTAL NET REVENUE                                387,441         244,640
COST OF REVENUE:
  User license fees                                    10,668          11,778
  Services                                             31,670          18,299
                                                    ---------       ---------
     TOTAL COST OF REVENUE                             42,338          30,077
                                                    ---------       ---------
GROSS PROFIT                                          345,103         214,563
OPERATING EXPENSES:
  Selling and marketing                               142,805          87,583
  Research and development                             56,225          35,113
  General and administrative                           25,904          14,911
                                                    ---------       ---------
     TOTAL OPERATING EXPENSES                         224,934         137,607
                                                    ---------       ---------
Income from operations                                120,169          76,956
Interest and other income, net                         18,628          11,263
Interest expense                                       (6,969)         (7,523)
                                                    ---------       ---------
Income before income taxes                            131,828          80,696
Provision for income taxes                             44,822          29,051
                                                    ---------       ---------
PRO FORMA NET INCOME                                $  87,006       $  51,645
                                                    =========       =========
PRO FORMA NET INCOME PER SHARE - BASIC              $    0.22       $    0.13
                                                    =========       =========
PRO FORMA NET INCOME PER SHARE - DILUTED            $    0.21       $    0.12
                                                    =========       =========
SHARES USED IN PER SHARE CALCULATION - BASIC          394,829         394,471
                                                    =========       =========
SHARES USED IN PER SHARE CALCULATION - DILUTED        420,154         437,107
                                                    =========       =========


The pro forma statements of operations are intended to present the Company's operating results excluding purchase accounting adjustments. Purchase accounting adjustments would include amortization of developed technology, amortization of goodwill and intangibles, in-process research and development costs, acquisition and restructuring costs, and related adjustments for income tax provisions.

                          VERITAS SOFTWARE CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                         THREE MONTHS ENDED
                                                              MARCH 31,
                                                      -------------------------
                                                        2001            2000
                                                      ---------       ---------
NET REVENUE:
  User license fees                                   $ 309,017       $ 204,316
  Services                                               78,424          40,324
                                                      ---------       ---------
     TOTAL NET REVENUE                                  387,441         244,640
COST OF REVENUE:
  User license fees                                      10,668          11,778
  Services                                               31,670          18,299
  Amortization of developed technology                   15,791          15,395
                                                      ---------       ---------
     TOTAL COST OF REVENUE                               58,129          45,472
                                                      ---------       ---------
GROSS PROFIT                                            329,312         199,168
OPERATING EXPENSES:
  Selling and marketing                                 142,805          87,583
  Research and development                               56,225          35,113
  General and administrative                             25,904          14,911
  Amortization of goodwill and other intangibles        221,226         219,759
                                                      ---------       ---------
     TOTAL OPERATING EXPENSES                           446,160         357,366
                                                      ---------       ---------
Loss from operations                                   (116,848)       (158,198)
Interest and other income, net                           18,628          11,263
Interest expense                                         (6,969)         (7,523)
                                                      ---------       ---------
Loss before income taxes                               (105,189)       (154,458)
Provision for income taxes                               50,909          19,925
                                                      ---------       ---------
NET LOSS                                              $(156,098)      $(174,383)
                                                      =========       =========
NET LOSS PER SHARE - BASIC                            $   (0.40)      $   (0.44)
                                                      =========       =========
NET LOSS PER SHARE - DILUTED                          $   (0.40)      $   (0.44)
                                                      =========       =========
SHARES USED IN PER SHARE CALCULATION - BASIC            394,829         394,471
                                                      =========       =========
SHARES USED IN PER SHARE CALCULATION - DILUTED          394,829         394,471
                                                      =========       =========



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

                          VERITAS SOFTWARE CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                      MARCH 31,     DECEMBER 31,
                                                        2001            2000
                                                     -----------    ------------
                                                     (UNAUDITED)
                                     ASSETS

CURRENT ASSETS:
  Cash and short-term investments                    $1,244,819      $1,119,449
  Accounts receivable, net                              163,551         186,863
  Deferred income taxes                                  38,017          38,017
  Other current assets                                   38,415          38,303
                                                     ----------      ----------
     TOTAL CURRENT ASSETS                             1,484,802       1,382,632
Long-term investments                                   119,816         136,111
Property and equipment                                  186,052         168,389
Goodwill and other intangibles                        2,082,105       2,285,320
Other non-current assets                                114,962         110,382
                                                     ----------      ----------
     TOTAL ASSETS                                    $3,987,737      $4,082,834
                                                     ==========      ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                   $   44,515      $   45,250
  Accrued compensation and benefits                      49,634          63,838
  Accrued acquisition and restructuring costs            18,353          44,123
  Other accrued liabilities                              69,818          69,289
  Income taxes payable                                   33,926          34,454
  Deferred revenue                                      215,127         201,001
                                                     ----------      ----------
     TOTAL CURRENT LIABILITIES                          431,373         457,955
NON-CURRENT LIABILITIES:
  Convertible subordinated notes                        432,653         429,176
  Deferred and other income taxes                       198,252         213,132
                                                     ----------      ----------
     TOTAL NON-CURRENT LIABILITIES                      630,905         642,308
Stockholders' equity                                  2,925,459       2,982,571
                                                     ----------      ----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $3,987,737      $4,082,834
                                                     ==========      ==========



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